Mail Stop 4561

                                                      January 6,
2006



John M. James
Chief Financial Officer and Secretary
303 West Wall Street, Suite 2300
Midland, TX 79071

Re:	AMEN Properties, Inc.
	File No. 000-22847
      Form 10-KSB for the Fiscal Year Ended
      December 31, 2004
Forms 10-QSB for the Quarterly Periods Ended
March 31, 2005 and June 30, 2005



Dear Mr. James:

      We have reviewed your response letter dated September 15,
2005
and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2004

Item 8a Controls and Procedures, page 15

1. We have considered your response to our prior comments one and two and the related changes to your disclosure of controls and procedures. Please revise to disclose how you determined that your disclosure controls and procedures were effective as of December 31,
2004 despite the material error that led to the restatement of your financial statements. Also, disclose the steps that you are taking to remediate the material weakness.


*    *    *    *

      Please amend your filing and respond to this comment within
10
business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3413 if you have questions.



Sincerely,



Jorge L. Bonilla
Senior Staff Accountant



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John M. James
Amen Properties, Inc.
January 6, 2006
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